CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 1

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 2

Condensed Consolidated Interim Statements of Financial Position
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	March 31	December 31
		2019	2018
		$	$
Current assets
Cash and cash equivalents		461,351	419,212
Trade and other receivables		55,217	42,841
Marketable securities		32,634	29,542
Inventory	3	241,296	232,748
Other		9,993	8,776
		800,491	733,119
Non-current assets
Property, plant and equipment		719,807	701,175
Deferred income tax assets		2,623	7,523
Goodwill		49,786	49,786
Other		34,435	29,535
Total assets		1,607,142	1,521,138

Current liabilities
Trade and other payables		70,004	78,466
Provisions	4	4,604	4,788
Current portion of debt	5	109,125	—
		183,733	83,254
Non-current liabilities
Deferred income tax liabilities		120,108	107,909
Lease liabilities	2	3,263	—
Provisions	4	73,039	76,448
Debt	5	164,380	247,551
Total liabilities		544,523	515,162

Shareholders' equity
Share capital		1,059,591	1,055,417
Other reserves		(11,426)	(16,303)
Equity component of convertible notes	5	106,497	68,347
Deficit		(126,850)	(133,314)
Total equity attributable to SSR Mining shareholders		1,027,812	974,147
Non-controlling interest		34,807	31,829
Total equity		1,062,619	1,005,976
Total liabilities and equity		1,607,142	1,521,138

The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on May 9, 2019

"Beverlee F. Park"	"Paul Benson"
Beverlee F. Park, Director	Paul Benson, Director

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 3

Condensed Consolidated Interim Statements of Income (Loss)
SSR Mining Inc.
(expressed in thousands of United States dollars, except for per share amounts)

	Note	Three months ended March 31,
		2019	2018
		$	$
Revenue	6	126,250	97,902
Cost of sales	9	(96,013)	(80,671)
Income from mine operations		30,237	17,231

General and administrative expenses		(6,871)	(6,669)
Exploration, evaluation and reclamation expenses		(3,738)	(2,831)
Operating income		19,628	7,731

Interest earned and other finance income		4,903	2,304
Interest expense and other finance costs		(8,645)	(8,836)
Loss on redemption of convertible debt	5	(5,423)	—
Other income (expenses )		597	(3,947)
Foreign exchange (loss) gain		(2,163)	1,942
Income (loss) before income tax		8,897	(806)
Income tax expense		(3,165)	(1,516)
Net income (loss)		5,732	(2,322)
Attributable to:
Equity holders of SSR Mining		6,464	(1,626)
Non-controlling interests		(732)	(696)

Net income (loss) per share attributable to equity holders of SSR Mining
Basic	7	$0.05	$(0.01)
Diluted	7	$0.05	$(0.01)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2019	2018
	$	$
Net income (loss)	5,732	(2,322)
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Gain (loss) on marketable securities at FVTOCI, net of tax ($410) and $5,532	2,639	(38,327)
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivative, net of tax ($477) and $146	1,598	(337)
Total other comprehensive income (loss)	4,237	(38,664)
Total comprehensive income (loss)	9,969	(40,986)
Attributable to:
Equity holders of SSR Mining	10,701	(40,290)
Non-controlling interests	(732)	(696)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 5

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
		Shares	Amount
		000's	$	$	$	$	$	$	$
Balance, January 1, 2018		119,841	1,047,233	24,998	68,347	(139,693)	1,000,885	23,043	1,023,928
Exercise of stock options		91	705	(244)	—	—	461	—	461
Equity-settled share-based compensation	8	—	—	468	—	—	468	—	468
Funding from non-controlling interest		—	—	—	—	—	—	1,455	1,455
Total comprehensive loss for the period		—	—	(38,664)	—	(1,626)	(40,290)	(696)	(40,986)
Balance, March 31, 2018		119,932	1,047,938	(13,442)	68,347	(141,319)	961,524	23,802	985,326

Balance, January 1, 2019		120,740	1,055,417	(16,303)	68,347	(133,314)	974,147	31,829	1,005,976
Exercise of stock options		478	4,174	(1,126)	—	—	3,048	—	3,048
Equity-settled share-based compensation	8	—	—	460	—	—	460	—	460
Transfer of equity-settled Performance Share Units	8	—	—	1,284	—	—	1,284	—	1,284
Equity value debt issued	5	—	—	—	42,975	—	42,975	—	42,975
Value of convertible debt redeemed	5	—	—	—	(4,825)	—	(4,825)	—	(4,825)
Revaluation of reserve		—	—	22	—	—	22	—	22
Funding from non-controlling interest		—	—	—	—	—	—	3,710	3,710
Total comprehensive income for the period		—	—	4,237	—	6,464	10,701	(732)	9,969
Balance, March 31, 2019		121,218	1,059,591	(11,426)	106,497	(126,850)	1,027,812	34,807	1,062,619
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Condensed Consolidated Interim Statements of Cash Flows
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Three months ended March 31,
		2019	2018
		$	$
Cash flows from operating activities
Net income (loss) for the period		5,732	(2,322)
Adjustments for:
Depreciation, depletion and amortization		25,798	25,400
Net finance expense		3,406	6,072
Gain on sale of mineral property		(1,000)	—
Income tax recovery		3,165	1,516
Non-cash foreign exchange gain		(483)	(2,253)
Loss on redemption of convertible debt	5	5,423	—
Net changes in non-cash working capital items	11	(27,377)	(11,868)
Other items impacting operating activities	11	532	4,323
Cash generated by operating activities before interest and taxes		15,196	20,868
Moratorium paid		(1,091)	(1,820)
Interest paid		(5,216)	(5,822)
Income taxes paid		(9,192)	(2,219)
Cash (used in) generated by operating activities		(303)	11,007
Cash flows from investing activities
Purchase of plant and equipment		(13,160)	(8,775)
Capitalized stripping costs		(8,484)	(2,902)
Underground mine development costs		(3,379)	(2,283)
Capitalized exploration costs		(4,039)	(2,222)
Chinchillas project costs		(6,148)	(11,715)
Loan to joint venture partner		(1,967)	—
Net proceeds from sale of marketable securities		947	28,063
Interest received		2,712	1,643
Other		(244)	(422)
Cash (used in) generated by investing activities		(33,762)	1,387
Cash flows from financing activities
Proceeds from exercise of stock options		3,048	461
Funding from non-controlling interests		3,710	1,455
Redemption of convertible notes		(152,250)	—
Issuance of convertible notes		230,000	—
Convertible notes issuance costs		(7,067)	—
Cash generated by financing activities		77,441	1,916
Effect of foreign exchange rate changes on cash and cash equivalents		(1,237)	(1,273)
Increase in cash and cash equivalents		42,139	13,037
Cash and cash equivalents, beginning of period		419,212	459,864
Cash and cash equivalents, end of period		461,351	472,901
The accompanying notes are an integral part of the condensed consolidated interim financial statements

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 7

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. The comparative information has also been prepared on this basis.

These statements were authorized for issue by our Board of Directors on May 9, 2019.

b)	Change in accounting policies
IFRS 16 Leases

We have adopted the requirements of IFRS 16 Leases (“IFRS 16") as of January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for leases. We elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of adopting IFRS 16 in an adjustment to the opening statement of financial position at January 1, 2019. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases. The details of the new accounting policy and the quantitative impact of change are described below.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if we have the right to direct the use of the asset.

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method.

Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

On adoption of IFRS 16, we recorded right-of-use assets of $4.3 million within property, plant and equipment. We recorded lease liabilities of $4.3 million as at January 1, 2019. The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 7.5%.

$ '000s
As at December 31, 2018	—
IFRS 16 adoption
Future aggregate minimum lease payments under operating leases as at December 31, 2018	5,988
Effect of discounting at the incremental borrowing rate	(1,678)
Lease liabilities arising on initial application of IFRS 16	4,310
Cash principal and interest payments	(294)
Non-cash accretion	80
As at March 31, 2019	4,096
Less: current portion	834
3,262

c)	Significant accounting judgments and estimates
The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019 are consistent with those applied and disclosed in Note 2(u) to our 2018 audited consolidated financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	INVENTORY

	March 31, 2019	December 31, 2018
	$	$
Current:
Finished goods	31,376	23,433
Stockpiled ore	11,448	18,195
Leach pad inventory	158,640	162,335
Materials and supplies	39,832	28,785
	241,296	232,748
Non-current materials and supplies	1,886	2,006
	243,182	234,754

As at March 31, 2019, we have total provisions of $3,436,000 (December 31, 2018 - $3,436,000) for supplies inventory that we no longer expect to utilize.

4.	PROVISIONS

	March 31, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	4,185	11,470	4,570	14,487
Close down and restoration provision	413	61,569	211	61,961
Other provisions	6	—	7	—
	4,604	73,039	4,788	76,448

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Puna Operations. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that the Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

5. DEBT

At December 31, 2018, we had $265,000,000 of senior convertible unsecured notes (the “2013 Notes”) outstanding. On March 19, 2019, the Company redeemed $150,000,000 of the 2013 Notes for a cash payment of $152,250,000. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes purchased. The fair value of the debt portion of $148,000,000 was estimated using a discounted cash flow model based on a maturity date of February 1, 2020 and a discount rate of 4.95%. The difference between this amount and the book value of the redeemed 2013 Notes of $5,423,000 was recorded in the consolidated statements of income (loss) along with the related tax recovery of $1,687,000 and the residual of $4,825,000 was allocated to equity. At March 31, 2019, the expected life of the remaining 2013 Notes is less than one year, so they are recorded in current liabilities.
On March 19, 2019, the Company issued $230,000,000 of unsecured convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222,932,000 after payment of commissions and expenses related to the offering. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to the Company, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 10

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5. DEBT (Continued)

Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax law. On or after April 1, 2023 and prior to April 1, 2026 we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash.
Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.
The proceeds of the 2019 Notes have been bifurcated between their debt and equity components. The fair value of the debt portion of $169,365,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual of $44,838,000 ($60,635,000 less deferred tax liability of $15,797,000) was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method. The transaction costs of the issuance of the 2019 Notes of $7,068,000 have been allocated on a pro rata basis with $5,205,000 to debt and $1,863,000 to equity.

	March 31, 2019	December 31, 2018
	$	$
Balance, beginning of period	250,729	236,358
Accretion of discount	3,760	14,371
Interest accrued	1,925	7,619
Interest paid	(4,384)	(7,619)
Redemption of 2013 Notes	(141,982)	—
Issuance of 2019 Notes	164,160	—
Balance, end of period	274,208	250,729
Balance of debt (current)	109,125	—
Accrued interest outstanding	703	3,178
Total current portion of debt	109,828	3,178
Non-current portion of notes outstanding	164,380	247,551

6. REVENUE

	Three months ended March 31,
	2019	2018
	$	$
Gold doré and bullion sales	108,694	82,669
Concentrate sales	17,187	16,153
Other revenue	369	(920)
	126,250	97,902

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 11

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7. INCOME (LOSS) PER SHARE

The calculations of basic and diluted income (loss) per share are based on the following:

	Three months ended March 31,
	2019	2018
	$	$
Net income (loss)	5,732	(2,322)
Net loss attributable to non-controlling interests	(732)	(696)
Net income (loss) used in the calculation of diluted net income (loss) per share	6,464	(1,626)

Weighted average number of common shares issued (thousands)	121,023	119,882
Adjustments for dilutive instruments:
Stock options (thousands)	966	—
Weighted average number of common shares for diluted income per share (thousands)	121,989	119,882

Basic net income (loss) per share attributable to equity holders of SSR Mining	$0.05	$(0.01)
Diluted net income (loss) per share attributable to equity holders of SSR Mining	$0.05	$(0.01)

8. SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2019 and 2018 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended March 31,
	2019	2018
	$	$
Equity-settled
Cost of inventory	35	54
General and administrative expenses	416	403
Exploration, evaluation and reclamation expenses	9	11
Cash-settled
Cost of inventory	186	293
General and administrative expenses	3,315	2,468
Exploration, evaluation and reclamation expenses	47	24
	4,008	3,253

Under the Company’s 2017 Share Compensation Plan, the Company has the option to settle vested Preferred Share Units (‘PSU’s) in either cash or common shares.  On February 22, 2019 the Board of Directors of the Company indicated its intention to settle all of the PSU’s issued under the Company’s 2017 Share Compensation Plan, when vested, in common shares of the Company.  Prior to this date, based on the past history of settling PSU’s in cash, the Company had accounted for its obligations as a liability.  As a result of this change, the value of the relevant outstanding PSU’s was fixed at that date and the existing liability of $1,764,000 ($1,284,000 net of tax) was transferred to the share-based compensation reserve of shareholders’ equity.  The unamortized portion of $4,652,000 relating to these PSU’s will be amortized over the remaining vesting period.

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 12

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9. OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	72,263	36,431	17,556	—	—	126,250
Cost of inventory	(44,992)	(13,047)	(12,827)	—	—	(70,866)
Depletion, depreciation and amortization	(14,290)	(9,712)	(1,145)	—	—	(25,147)
Income from mine operations	12,981	13,672	3,584	—	—	30,237

Exploration, evaluation and reclamation expenses	(106)	(2,903)	(80)	(614)	(35)	(3,738)
Operating income (loss)	11,157	10,016	2,368	(298)	(3,615)	19,628
Income (loss) before income tax	7,656	10,671	(708)	702	(9,424)	8,897

As at March 31, 2019
Total assets	475,977	455,370	212,657	58,793	404,345	1,607,142
Non-current assets	236,047	326,955	144,130	56,571	42,948	806,651
Total liabilities	(77,657)	(99,448)	(61,191)	(6,341)	(299,886)	(544,523)

Three months ended March 31, 2018	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	55,880	26,789	15,233	—	—	97,902
Cost of inventory	(30,196)	(9,604)	(15,933)	—	—	(55,733)
Depletion, depreciation and amortization	(13,372)	(10,513)	(1,053)	—	—	(24,938)
Income (loss) from mine operations	12,312	6,672	(1,753)	—	—	17,231

Exploration, evaluation and reclamation expenses	(101)	(1,814)	(70)	(641)	(205)	(2,831)
Operating income (loss)	11,053	4,321	(2,561)	(641)	(4,441)	7,731
Income (loss) before income tax	6,822	1,815	(3,982)	(552)	(4,909)	(806)

As at December 31, 2018
Total assets	478,187	448,891	185,298	71,830	336,932	1,521,138
Non-current assets	235,242	321,802	121,890	69,263	26,498	774,695
Total liabilities	(79,210)	(93,017)	(62,243)	(6,330)	(274,362)	(515,162)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 13

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10. FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy as follows:

	Fair value at March 31, 2019				Fair value at December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	21,431	—	21,431	—	11,287	—	11,287
Marketable securities	32,634	—	—	32,634	29,542	—	—	29,542
Other financial assets	—	—	8,684	8,684	—	—	3,711	3,711
Accrued liabilities	—	(2,678)	—	(2,678)	—	(16,649)	—	(16,649)
	32,634	18,753	8,684	60,071	29,542	(5,362)	3,711	27,891

Fair values disclosed
Convertible notes	(343,155)	—	—	(343,155)	(263,675)	—	—	(263,675)
	(343,155)	—	—	(343,155)	(263,675)	—	—	(263,675)

There were no transfers between Level 1 and Level 2 fair value measurements. During the three months ended March 31, 2019, there were no transfers into or out of Level 3 fair value measures.

11. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three months ended March 31, 2019 and 2018 are as follows:

	Three months ended March 31,
	2019	2018
	$	$
Trade and other receivables	(14,296)	5,581
Inventory	(14,676)	(18,473)
Trade and other payables	1,831	1,487
Provisions	(236)	(463)
	(27,377)	(11,868)

Adjustments for non-cash other operating activities during the three months ended March 31, 2019 and 2018 are as follows:

	Three months ended March 31,
	2019	2018
	$	$
Share-based payments	460	468
Write down of fixed assets	293	2,749
Other	(221)	1,106
	532	4,323

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 14

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11. SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Non-cash investing and financing transactions conducted during the three months ended March 31, 2019 and 2018 are as follows:

	Three months ended March 31,
	2019	2018
	$	$
Transfer of share-based payment reserve upon exercise of stock options	(1,126)	(244)
Transfer of equity-settled PSU's	1,284	—
Marketable securities received from sale of exploration and evaluation properties	—	1,303
	158	1,059

SSR Mining Inc.	Interim Financial Statements Q1 2019 | 15